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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 9)

AMERICAN EDUCATIONAL PRODUCTS, INC.

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

02553T103

(Cusip Number)

David T. Kettig

96 Cummings Point Road

Stamford, CT 06902 (203) 358-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 28, 2000

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 02553T103

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1. NAMES OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

G.C. Associates Holdings Corp.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]

(b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*

WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER 7. SOLE VOTING POWER

OF SHARES 901,961 SHARES

BENEFICIALLY

OWNED BY EACH 8. SHARED VOTING POWER

REPORTING 0 SHARES

PERSON WITH

9. SOLE DISPOSITIVE POWER

901,961 SHARES

10. SHARED DISPOSITIVE POWER

0 SHARES

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

901,961 SHARES

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES*

[ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

66.2%

14. TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS

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Item 1. Security and Issuer.

The undersigned hereby supplements and amends the Schedule 13D, dated May 30, 1997, as amended (the "Statement"), filed in connection with the Common Stock, par value $.05 per share (the "Common Stock"), of American Educational Products, Inc., a Colorado corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

Item 4. Interest in Securities of the Issuer.

GC is the beneficial owner of and has the power to vote and dispose of 622,121 shares of Common Stock (constituting 57.5% of the outstanding voting stock) and 279,840 Common Stock Purchase Warrants ("Warrants"); as determined for purposes of this Statement, the foregoing constitutes 66.2% of the outstanding shares of Common Stock. The Warrants were received from the Company on December 17, 1997 as a pro rata distribution to holders of record of the Company's Common Stock as of June 5, 1997. As noted in Item 2 hereof, Mr. Edward Netter may be deemed to be the controlling person of GC.

On March 28, 2000, GC acquired 211,731 shares of Common Stock in the open market at $10 23/32 per share.

To the best of their knowledge, except as described herein, neither of the Item 2 Persons nor any of their officers and directors beneficially owns any Common Stock or Warrants. In addition, except as described herein, neither of the Item 2 Persons nor any of their officers or directors has effected any transaction in any Common Stock or Warrants during the past sixty days.

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Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

G.C. Associates Holdings Corp.

By: /s/ David T. Kettig____________

David T. Kettig, Secretary

March 28, 2000